                                                                HEI Exhibit 12.1
                                                                ----------------

Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

                                                               Three months ended                Three months ended
                                                                   March 31,                         March 31,
                                                         -------------------------------   -------------------------------
(dollars in thousands)                                     1997 (1)         1997 (2)         1996 (1)         1996 (2)
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
Fixed charges
Total interest charges
   The Company (3)....................................        $34,199          $54,302          $30,277          $54,010
   Proportionate share of fifty-percent-
      owned persons...................................            163              163              174              174
Interest component of rentals.........................            759              759              895              895
Pretax preferred stock dividend requirements
   of subsidiaries....................................          2,645            2,645            2,819            2,819
Preferred securities distribution requirements of
   trust subsidiaries.................................          1,335            1,335               --               --
                                                              -------          -------          -------          -------
Total fixed charges...................................        $39,101          $59,204          $34,165          $57,898
                                                              =======          =======          =======          =======

Earnings
Pretax income ........................................        $34,181          $34,181          $32,902          $32,902
Fixed charges, as shown...............................         39,101           59,204           34,165           57,898
Interest capitalized
   The Company........................................         (1,544)          (1,544)          (1,663)          (1,663)
   Proportionate share of fifty-percent-
      owned persons...................................           (163)            (163)            (174)            (174)
                                                              -------          -------          -------          -------

Earnings available for fixed charges..................        $71,575          $91,678          $65,230          $88,963
                                                              =======          =======          =======          =======

Ratio of earnings to fixed charges....................           1.83             1.55             1.91             1.54
                                                              =======          =======           ======          =======
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(1)      Excluding interest on ASB deposits.

(2)      Including interest on ASB deposits.

(3) Total interest charges exclude interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI's consolidated statement of income.